UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 29, 2010, sanofi-aventis issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release issued by sanofi-aventis dated August 29, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2010	SANOFI-AVENTIS

	By	/S/ KAREN LINEHAN
	Name:	Karen Linehan
	Title:	Senior Vice President Legal Affairs and General Counsel

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release issued by sanofi-aventis dated August 29, 2010.